NEWS RELEASE

New York - AG	August 14, 2025
Toronto - AG
Frankfurt - FMV
First Majestic Announces Record Financial Results for Q2 2025 and
Quarterly Dividend Payment
Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or “First Majestic”) is pleased to announce the Company’s unaudited condensed interim consolidated financial results for the second quarter ended June 30, 2025. The full version of the financial statements and the accompanying management’s discussion and analysis can be viewed on the Company’s website at www.firstmajestic.com or on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. All amounts are in U.S. dollars unless stated otherwise.
SECOND QUARTER HIGHLIGHTS
•Robust Silver Equivalent Production (+48% Y/Y): The Company produced 7.9 million silver equivalent ("AgEq") ounces, including 3.7 million silver ounces, in Q2 2025 representing a 48% increase compared to 5.3 million silver equivalent ounces produced in Q2 2024.
•Record Quarterly Revenue (+94% Y/Y): For a second consecutive quarter, the Company achieved a quarterly revenue record of $264.2 million (54% from silver sales), representing a 94% increase compared to $136.2 million in the second quarter of 2024. This was primarily attributed to a 42% increase in AgEq payable ounces sold and a 24% rise in the average realized silver price which reached $34.62 per AgEq ounce during the quarter.
•Higher Mine Operating Earnings (+$33.9 million Y/Y): The Company achieved quarterly mine operating earnings of $49.4 million, representing a significant increase compared to $15.5 million in Q2 2024. Excluding non-cash depletion expense, the Company generated mine operating earnings of $100.9 million.
•Record Earnings Before Income Tax, Depreciation and Amortization (“EBITDA”) (+$98.7 million Y/Y): EBITDA for the quarter was a record $119.9 million, representing a significant increase compared to $21.2 million in the second quarter of 2024.
•Net Earnings (+$104.8 million Y/Y): Net earnings for the quarter were $56.6 million (EPS of $0.11) compared to a net loss of $48.3 million (EPS of ($0.17)) in the second quarter of 2024. The increase in net earnings was primarily driven by higher mine operating earnings and benefitted from a non-cash deferred income tax recovery of $39.6 million (EPS of $0.08), compared to a non-cash deferred income tax expense of $22.6 million (EPS of ($0.08)) in the second quarter of 2024, and was partially offset by a higher non-cash depletion and depreciation expense. Additionally, the Company, as expected, incurred higher general and administrative costs related to the integration of the Los Gatos Silver Mine. The Company expects to realize significant synergies and cost reductions after the integration of Los Gatos is complete.

•Adjusted Net Earnings (+$38.8 million Y/Y): Adjusted net earnings, excluding non-cash or non-recurring items such as deferred income tax, share-based payments, abnormal costs, and unrealized gains/losses on marketable securities, were $18.4 million (adjusted EPS of $0.04), representing a significant increase compared to the adjusted net loss of $20.4 million (adjusted EPS of ($0.07)) in the second quarter of 2024.
•Cash Flow from Operations (+$91.1 million Y/Y): Operating cash flow before changes in working capital and taxes in the quarter was a record $114.9 million or $0.24 per share, representing a significant increase compared to $23.8 million or $0.08 per share in the second quarter of 2024.
•Record Free Cash Flow (+$71.4 million Y/Y): The Company generated a quarterly record of $77.9 million in free cash flow in the second quarter after making a $30.6 million income tax true-up payment related to 2024 taxes, compared to $6.4 million in free cash flow in the second quarter of 2024. A portion of this free cash flow is being reinvested into growth capital, primarily focused on exploration and development projects, to enhance confidence in resource estimates and extend the life-of-mine across the operations.
•Record Cash Position: During the quarter, the Company increased its treasury position to a record total of $510.1 million, consisting of $384.8 million in cash and cash equivalents and $125.3 million in restricted cash. Liquidity also reached a record $583.8 million, consisting of $444.1 million of working capital and $139.6 million of undrawn revolving credit facility, excluding $125.3 million held in restricted cash.
•Cash Costs (-1% Y/Y): Consolidated cash costs of $15.08 per AgEq ounce for the quarter were a slight improvement when compared with $15.29 per AgEq ounce in the second quarter of 2024.
•All-In Sustaining Cost ("AISC") (-3% Y/Y): Consolidated AISC in the quarter was $21.02 per AgEq ounce, representing a 3% decrease from $21.64 per AgEq ounce in the second quarter of 2024.
•Continued success at First Mint (+$4.5 million Y/Y): First Mint, LLC, the Company’s 100%-owned minting facility, generated quarterly sales of $7.8 million compared to $3.3 million in the second quarter of 2024.
•Held Inventory: The Company held 424,272 silver ounces in finished goods inventory as at June 30, 2025, inclusive of coins and bullion. The fair value of this inventory at June 30, 2025 was $15.3 million, which was not included in revenue during the second quarter.
•Sustainability Recognition: As of July 2025, ISS ESG upgraded First Majestic to Prime ESG investment status, recognizing the Company's strong sustainability performance. Additionally, First Majestic scored 44/100 in the latest S&P Global Corporate Sustainability Assessment, ranking in the top 26% of companies in the metals and mining industry.
•Purchased Common Shares: The Company purchased and cancelled an aggregate of 506,000 common shares at an average price of CAD$7.94 per share through the facilities of the TSX pursuant to its normal course issuer bid during the second quarter of 2025.
•Second Quarter Dividend: The Company declared a cash dividend of $0.0048 per common share for the second quarter of 2025 for shareholders of record as of the close of business on August 29, 2025, to be paid out on or about September 15, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2025-Q2	2025-Q1	Change Q2 vs Q1	2024-Q2	Change Q2 vs Q2
Operational(1)
Ore Processed / Tonnes Milled	1,003,804	944,373	6%	674,570	49%
Silver Ounces Produced	3,701,995	3,704,503	0%	2,104,181	76%
Gold Ounces Produced	33,865	36,469	(7%)	39,339	(14%)
Silver Equivalent Ounces Produced	7,852,311	7,711,709	2%	5,289,439	48%
Cash Costs per Silver Equivalent Ounce(2)	$15.08	$13.68	10%	$15.29	(1%)
All-in Sustaining Cost per Silver Equivalent Ounce(2)	$21.02	$19.24	9%	$21.64	(3%)
Total Production Cost per Tonne(2)	$104.45	$97.71	7%	$113.16	(8%)
Average Realized Silver Price per Silver Equivalent Ounce(2)	$34.62	$32.50	7%	$27.81	24%

Financial (in $millions)
Revenues	$264.2	$243.9	8%	$136.2	94%
Mine Operating Earnings	$49.4	$63.8	(23%)	$15.5	NM
Net Earnings (Loss)	$56.6	$6.2	NM	($48.3)	NM
Operating Cash Flows before Non-Cash Working Capital and Taxes	$114.9	$110.0	4%	$23.8	NM
Capital Expenditures	$56.0	$36.1	55%	$28.3	98%
Cash and Cash Equivalents	$384.8	$351.3	10%	$152.2	153%
Restricted Cash	$125.3	$106.1	18%	$117.5	7%
Working Capital(2)	$444.1	$404.8	10%	$229.9	93%
EBITDA(2)	$119.9	$98.8	21%	$21.2	NM
Adjusted EBITDA(2)	$125.3	$109.7	14%	$26.4	NM
Free Cash Flow(2)	$77.9	$43.5	79%	$6.4	NM

Shareholders
Earnings (Loss) per Share ("EPS") – Basic	$0.11	$0.01	NM	($0.17)	165%
Adjusted EPS(1)	$0.04	$0.05	(20%)	($0.07)	157%
NM - Not meaningful
1.Operational metrics calculated in the table above are reported on an attributable basis to account for the 70% ownership of the Los Gatos Silver Mine.
2.The Company reports certain non-GAAP measures which include cash costs per AgEq ounce produced, cash costs per Au ounce produced, AISC per AgEq ounce produced, all-in sustaining cost per Au ounce produced, total production cost per tonne, average realized silver price per AgEq ounce sold, average realized Au price per ounce sold, working capital, adjusted EPS, EBITDA, adjusted EBITDA, and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” at the end of this news release for further details of these measures.
SECOND QUARTER FINANCIAL RESULTS
•The Company generated record quarterly revenue of $264.2 million in the second quarter of 2025, with 54% derived from silver sales, representing a 94% increase compared to $136.2 million of revenue generated in the same period in the prior year. This was primarily attributable to a 42% increase in payable AgEq ounces sold, mainly driven by: the addition of the Los Gatos Silver Mine to the Company's portfolio of operating mines, which contributed $103.1 million in revenue; a notable 17% production increase at San Dimas, which contributed $65.1 million in revenue; and continued strong performance at Santa Elena, which contributed $74.5 million in revenue. Further, the average realized silver price increased by 24% during the quarter to $34.62 per ounce compared to the second quarter of 2024.

•For the second consecutive quarter, the Company reported a record-high treasury balance of $510.1 million, despite making a $30.6 million tax installment payment and the 2024 annual bonus payments, consisting of $384.8 million in cash and cash equivalents and $125.3 million in restricted cash. This represents an increase of 65% compared to a total treasury balance of $308.3 million at December 31, 2024 (consisting of $202.2 million in cash and cash equivalents and $106.1 million in restricted cash). Additionally, working capital reached a record high of $444.1 million, representing a 98% increase compared to $224.5 million in working capital at December 31, 2024.
•The Company achieved mine operating earnings of $49.4 million, representing a significant increase of $33.9 million compared to mine operating earnings of $15.5 million in the second quarter of 2024. The increase was mainly driven by the addition of the Los Gatos Silver Mine, which contributed $20.6 million in mine operating earnings during the quarter. Additionally, the improvement in performance at San Dimas and La Encantada increased mine operating earnings by $6.7 million and $4.4 million, respectively, compared to the second quarter of 2024. These increases in mine operating earnings were partially offset by higher contractor and energy costs at San Dimas that supported improvements in production. Additionally, maintenance costs were higher as a result of weather-related power outages at San Dimas, La Encantada and Los Gatos in late June. Mine operating earnings were further impacted by a higher non-cash depletion expense, primarily driven by the addition of Los Gatos and increased overall production.
•Operating cash flow before changes in working capital and taxes in the quarter was a record $114.9 million, representing a significant increase compared to $23.8 million in the second quarter of 2024. This was primarily driven by the $76.0 million increase in mine operating earnings, excluding depletion, depreciation and amortization, compared to the second quarter of 2024.
•EBITDA for the quarter was a record $119.9 million, representing a significant increase compared to $21.2 million in the second quarter of 2024. The increase in EBITDA was primarily attributable to the increase in mine operating earnings.
•Adjusted EBITDA normalized for non-cash or non-recurring items such as share-based payments, abnormal costs, and unrealized gains on marketable securities for the quarter was $125.3 million, representing a significant increase compared to $26.4 million in the second quarter of 2024.
•Net earnings for the quarter were $56.6 million (EPS of $0.11) representing a significant increase compared to a net loss of $48.3 million (EPS of ($0.17)) in the second quarter of 2024. The increase in net earnings was primarily attributed to higher mine operating earnings compared to the second quarter of 2024. This was partially offset by a non-cash depletion and depreciation expense of $73.7 million (EPS of ($0.15)), compared to $31.6 million (EPS of ($0.11)) in the second quarter of 2024 driven by higher production and the addition of Los Gatos, and a non-cash deferred income tax recovery of $39.6 million (EPS of $0.08), compared to a non-cash deferred income tax expense of $22.6 million (EPS ($0.08)) in the second quarter of 2024. Additionally, the Company incurred higher general and administrative costs related to the integration of the Los Gatos Silver Mine, including costs associated with insurance, travel, legal fees, system implementation and consulting services. The Company expects to realize significant synergies and cost reductions after the integration of Los Gatos is complete.
•Adjusted net earnings normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities, acquisition costs and deferred income tax for the quarter ended June 30, 2025 was $18.4 million (adjusted EPS of $0.04), representing a significant increase compared to the adjusted net loss of $20.4 million (adjusted EPS of ($0.07)) in the second quarter of 2024.

SECOND QUARTER OPERATIONAL RESULTS
The table below represents the quarterly operating and cost performance results at each of the Company's four producing mines during the quarter.

Second Quarter Production Summary	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Consolidated
Ore Processed / Tonnes Milled	233,480	269,830	219,198	281,296	1,003,804
Silver Ounces Produced	1,524,949	306,224	1,242,717	628,105	3,701,995
Gold Ounces Produced	706	20,637	12,472	49	33,865
Silver Equivalent Ounces Produced(2)	2,436,722(3)	2,318,618	2,464,029	632,942	7,852,311
Cash Costs per Silver Equivalent Ounce	$12.44	$13.57	$15.66	$27.19	$15.08
AISC per Silver Equivalent Ounce	$13.70	$18.58	$20.10	$31.94	$21.02
Total Production Cost per Tonne	$91.65	$107.02	$173.88	$58.53	$104.45
1.All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the Company’s 70% ownership of the Los Gatos Silver Mine through its joint venture ownership of the mine.
2.The metal prices that were used to calculate the silver equivalent ounces were, silver: $33.46/oz, gold: $3,270.57/oz, lead: $0.88/lb., zinc: $1.20/lb.
3.Attributable silver equivalent ounces for Los Gatos includes 16,063,947 lbs. zinc and 9,014,545 lbs. lead (70%).
•The Company produced 7.9 million attributable AgEq ounces in Q2 2025 representing a 48% increase compared to 5.3 million AgEq ounces produced in Q2 2024.
•Furthermore, the Company reported strong quarterly silver production of 3.7 million silver ounces representing a 76% increase compared to 2.1 million silver ounces produced in Q2 2024. Total silver production in the quarter included 1.5 million ounces of attributable silver production from Los Gatos as well as a 9% increase at San Dimas compared to Q2 2024 primarily due to operational improvements.
•Consolidated cash cost per attributable payable AgEq ounce for the quarter was $15.08, representing a slight improvement when compared with $15.29 per ounce in the second quarter of 2024. The decrease in cash costs per AgEq ounce was primarily due to a 48% increase in AgEq ounces produced, driven by the attributable production increase of 2.4 million AgEq ounces from Los Gatos, along with a 17% increase in AgEq production at San Dimas as a result of operational efficiencies and increased plant throughput rates. The decrease was partially offset by higher contractor and energy costs at San Dimas that helped improve and support production, as well as higher maintenance costs as a result of weather-related power outages at San Dimas, La Encantada and Los Gatos in late June.
•AISC per attributable payable AgEq ounce in the second quarter of 2025 was $21.02, representing a 3% decrease compared to $21.64 per ounce in the second quarter of 2024. This was primarily attributable to the decrease in cash costs, partially offset by an increase in profit sharing per AgEq ounce relating to the prior year, which was paid in the quarter.

Q2 2025 DIVIDEND ANNOUNCEMENT
The Company is pleased to announce that its Board of Directors has declared a cash dividend in the amount of $0.0048 per common share for the second quarter of 2025. The dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on August 29, 2025, and will be paid out on or about September 15, 2025.
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the Company’s then outstanding common shares. Note: In the case of net revenues generated from the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), 70% of the net revenue from such mine, being the revenue that is attributable to the Company, is used for the purposes of the Company’s quarterly dividend calculation.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.
CONFERENCE CALL DETAILS
The Company will host a conference call and webcast on Thursday, August 14, 2025, at 8:30 a.m. (PT) / 11:30 a.m. (ET) to provide investors and analysts with a business update, and to discuss its second quarter production and earnings results and updated 2025 guidance.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	+1-833-752-3407
Outside of Canada & USA:	+1-647-846-2866
Toll-Free Germany:	+49-69-1741-5718
Toll-Free UK:	+44-20-3795-9972
Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.
The live webcast link of the call will be accessible directly at this link, Q2 2025 Results Conference Call, as well as on the First Majestic home page at www.firstmajestic.com through the “August 14, 2025 Webcast Link”. A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.
A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	+1-855-669-9658
Outside of Canada & US:	+1-412-317-88
Access Code:	1902689
The telephone replay will be available for seven days following the end of the event.
ABOUT FIRST MAJESTIC
First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.
First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.
For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, cash costs per gold ounce produced, AISC per gold ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted net earnings and EPS, EBITDA, adjusted EBITDA, and free cash flow. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements
This news release contains "forward-looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the timing for the Company’s dividend payment for the second quarter of 2025 and the shareholder record and payable dates in connection with such dividend payment; and anticipated future results. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward- looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at

www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.